mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission
Washinton D.C. 20549

December 16, 2009

 Re:

mPhase Technologies, Inc.
Definitive Proxy Statement
Filed November 24, 2009
File No. 000-30202

Dear Mr. Mancuso:

This is response to your letter dated December 2, 2009, to Mr. Gustave T. Dotoli regarding the above-reference matter. Set forth below is our response to each of the 11 items you raise in your letter pertaining to this matter.

1.

We have filed our most recent response of even date herewith to the appropriate persons at the SEC to resolve the Accounting Comments received in connection with our Form 10k for the fiscal year dated June 30, 2009 and will file a Form 10K/A when final issues are agreed upon.

2.

Please note that we have updated the portion of our Proxy with respect to the requirements of Regulation SK Item 405 per your comment. We have removed the multiple repetitive beneficial ownership and compensation tables per your comment and included only those relating to the fiscal year ended June 30, 2009 our most current fiscal year. Where appropriate we have included selectively historic information for fiscal year ended June 30, 2008 in order to provide the most current as well as meaningful information for the Annual Meeting for the fiscal year ended June 30, 2008.

3.

Since we are including our Form 10K for the fiscal year ended June 30, 2009 as a portion of our Annual Report, the Proxy materials will comply with the content requirements of Item 303 of Regulation SK. In addition we are including as a portion of our Annual Report our Form 10K for the fiscal year ended June 30, 2008 in order to provide the most comprehensive information possible to shareholders.

4.

We have include our Amended By-Laws as an additional Exhibit 3.8 to our Form 10K/A for the fiscal year ended June 30, 2009.

Section 14A:2-9, entitled "By-laws; making and altering: of the New Jersey Corporation Law states, in pertinent part, that "the board shall have to power to make, alter or repeal by-laws unless such power is reserved to shareholders in the certificate of incorporation". Since the Company’s certificate of incorporation does not contain a provision reserving such power for shareholders, the board has unrestricted power to alter or amend the by-laws. Such power clearly implies a power to waive any provision of such by-laws by the board including the power to have an annual meeting in a year subsequent to the fiscal year of the annual meeting.

5.

We have rearranged our biographical information regarding directors pursuant to Regulation SK 401(e) in order to read more clearly and avoid multiple sources of information in the document pursuant to your comment.

6.

Upon further review with legal counsel, the Company has determined that the above ratification, if not approved by shareholders would have no legal effect under New Jersey corporate law since management of the Company had full authority to retain the Company’s auditors approved at the Company’s last annual meeting despite the delay in being unable, due to financial circumstances, to afford to hold the Annual Meeting of Shareholders for fiscal year ended June 30, 2008 during the fiscal year ended June 30, 2009 as is customary.

It should be noted that ANYTIME an Annual Meeting is held after the close of a fiscal or calendar year on a day other than the EXACT DAY of the year end which is not customary there is always a portion of the period which is being ratified as well as approved by shareholders although all proxies seek only approval of such action.

The purpose of proposal 2 seeking shareholder ratification of the Company’s auditors is to enable the shareholders to express their approval or disapproval of the action of the Board that enable the Company to meet its periodic financial reporting requirements with the SEC as required by law as a publicly-held company. Shareholder’s ultimate recourse is to fail to re elect the current Board and replace such Board with other directors at this Annual Meeting for fiscal year ended June 30, 2008.

7.

As of November 30, 2009 the Company has 1,037,332,615 shares of common stock outstanding and warrants convertible into 138,900,788 shares of common stock and options convertible into 145,293,000 shares of common stock. Warrants convertible into 2,409,000 shares of common stock expired from July 1, 2009 through November 30, 2009. All warrants and options have fixed strike prices and none allow cashless exercise.

As of November 30, 2009 the Company’s Convertible Debentures are immediately convertible into 53,095,238 shares of common stock at November 30, 2009 at a price discounted from the then market price of $.021 per share for $836,875 of funding already received by the Company and 376,914,283 shares of common stock through November 17, 2012 provided that the Company receives an additional funding of $5,678,458 under these agreements. The shares that would be issued under the Convertible Debentures would increase in cases where the price of the Company’ s common stock decreased. The Company also has outstanding officers notes for amounts owed that have limited conversion features effective since April of 2009 through April of 2014, provided such shares are available, that could be convertible into approximately 195,000,000 shares of common stock.

A detailed discussion of common stock, options, warrants and convertible debentures is set forth in Note 8 entitled "Stockholder’s Equity" and Note 13 entitled "Subsequent Events", and further discussion of the officer’s loans and the limited conversion features is set forth in Note 9 entitled "Related Party Transactions" included in the Company’s proposed Form 10K/A that will be filed by the Company. The terms of the relevant Convertible Debentures may be found in our respective Form 8k filings of September 18, 2008, January 21, 2009 and August 21, 2009.

8.

As noted in our prior answer to this question there are no current arrangements for reparation shares that involve any investors, shareholders, persons, Related Person or Affiliate of the Company.

A total of 4,663,741 reparation shares were issued in fiscal year ended June 30, 2008 and 19,522,000 shares were issued in fiscal year ended June 30, 2009 to existing shareholders of mPhase who had made prior earlier investments in order to "average down" the price of such existing investments since the price of the Company’s common stock had declined significantly from the date of such investments. This was done on the condition that each investor would invest new and additional money in a then current private placement on the same terms and conditions as were offered to other investors in such private placements. Additional disclosure regarding reparations is included in Note 8 entitled "Stockholders Equity" in proposed Form 10K/A that the Company will file. We are including a table herewith of all investors that received reparation shares.

9.

We have chosen February 1, 2010 as the date for Shareholder proposals based upon the desire of the Company to hold our next Annual Meeting for the fiscal year ended June 30, 2009 as soon as practicable after completion of this Annual Meeting but in no event later than May 1, 2010. If we are required to move our Annual Meeting for the fiscal year ended June 30, 2008 beyond the current February 10, 2010 as a result of this lengthy review of this Proxy, then we will move back such date to be as soon as practicable prior to the anticipated mailing date for the Proxy for the next annual meeting.

10.

The Company disagrees with the staff of the Commission with respect to this comment. The requirement to provide the staff of the Commission under Rule 14a-6h is to mark amended changes FILED. Regulation S-T Item 310 provides for a "tagging" system for amended HTML filings. However neither provision dictates that an amended FILING is appropriate until comments are received from the Staff of the Commission and agreed upon. We have submitted red-lined copies in correspondence filings with the staff of the Commission regarding this matter in order to facilitate its review. However, we believe that edgar filings of multiple amendments proposed by a Company prior to final review and agreement with the Staff of the Commission is confusing to investors.

Please note that we are enclosing a new Preliminary Proxy with a new proposed mailing date, record date and Annual Meeting Date which we propose to file in order to give the Staff of the Commission a new 10 day period to review our changes. We will then tag appropriately the Final Definitive Proxy with all changes that is filed. We believe this will ensure avoiding any further confusion to shareholders.

11.

We believe our agreement in Section 10 above addresses the concerns the Staff may have under bullet points 2 and 3 of the letter of November 24, 2009. We further agree not to mail any form of final definitive proxy until all comments from the Staff are agreed and included in such proxy.

The Company acknowledges that:

a.

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

b.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

The Company man not assert staff comments as a defense in any proceeding. initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Martin Smiley
Martin Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.